Exhibit (a)(1)(R)

Takeda reports Q3 FY2016 results and improves year-end outlook

Underlying YTD results: Revenue +7.4%, Core Earnings +23.5%, Core EPS +31.7%

Full year Underlying Core Earnings increased to “high-teen growth”

Strong Q3 year-to-date (YTD) results propelled by Growth Drivers

•	Underlying Revenue grew +7.4%, with Takeda’s Growth Drivers (GI, Oncology, CNS and Emerging Markets) delivering growth of +15.5%, and Underlying Revenue growth across all regions (U.S. +14.4%, Japan +5.0%, Europe & Canada +4.6%, Emerging Markets +4.9%). Reported revenue declined -5.6%, due to unfavorable currencies (-8.4pp) and the impact of divestitures (-4.5pp).

•	Underlying Core Earnings grew +23.5%, with the Core Earnings margin increasing by 2.1pp. Despite unfavorable currencies and the negative impact of divestitures, reported operating profit was up +29.8%, benefiting from strong underlying growth and a one-time gain on the Teva JV transaction that was booked in Q1 FY2016.

•	Underlying Core EPS was up +31.7%, reflecting strong Core Earnings growth and a lower tax rate due to timing. Reported EPS was 212 yen, an increase of +46.3% from 145 yen in the prior year.

•	Adjusted Operating Free Cash Flow was up +9.3% to 120.0 billion yen.

Takeda’s Growth Drivers delivered +15.5% Underlying Revenue growth

•	GI underlying revenue +37.9%, driven by ENTYVIO® and TAKECAB®.

•	Oncology underlying revenue +6.3%, supported by uptake of NINLARO® and ADCETRIS®.

•	CNS underlying revenue +28.3%, underpinned by strong performance of TRINTELLIX®.

•	Emerging Markets underlying revenue +4.9%, with robust growth in the key markets of Brazil (+9.5%), China (+8.0%) and Russia (+7.3%).

Christophe Weber, President and Chief Executive Officer of Takeda, commented:

“Our impressive year-to-date performance is evidence of how our strategic transformation is driving profitable growth. We are pleased to report that Takeda’s Growth Drivers (GI, Oncology, CNS and Emerging Markets) have maintained their strong momentum, driven in particular by the continued success of ENTYVIO and NINLARO. This gives us the confidence to improve the full-year outlook for FY2016. Furthermore, we continue to make strong progress against our strategic transformation. In December, we announced our plan to sell Takeda’s shareholding in Wako Pure Chemical, and in January, we announced our plan to acquire ARIAD Pharmaceuticals. This deal will significantly enhance our global oncology portfolio and create value for our shareholders.”

Reported Results for Q3 FY2016 YTD (April – December)

	FY2015	FY2016	Growth
(billion yen)	Q3 YTD	Q3 YTD	Reported	Underlying[2]
Revenue	1,393.3	1,315.8	-5.6%	+7.4%
Core Earnings[1]	267.9	228.3	-14.8%	+23.5%
Operating Profit	167.5	217.4	+29.8%	N/A
Net Profit[3]	113.6	165.7	+45.8%	N/A
EPS	145 yen	212 yen	+46.3%	N/A
Core EPS	240 yen	229 yen	-4.4%	+31.7%

[1]	Core Earnings is calculated by taking reported Gross Profit and deducting SG&A expenses and R&D expenses. In addition, certain other items that are non-core in nature and significant in value may also be adjusted.
[2]	Underlying growth compares two periods of financial results on a common basis, showing the ongoing performance of the business excluding the impact of foreign exchange and divestitures from both periods.
[3]	Attributable to the owners of the company.

FY2016 Management Guidance: Takeda increases management guidance for Underlying Core Earnings to “High-teen growth” and Underlying Core EPS to “Mid-teen growth”

	Previous Guidance (Oct 28, 2016)	Revised Guidance (Feb 1, 2017)
Underlying Revenue	Mid-single digit growth (%)	Mid-single digit growth (%)
Underlying Core Earnings	Mid- to high-teen growth (%)	High-teen growth (%)
Underlying Core EPS	Low- to mid-teen growth (%)	Mid-teen growth (%)
Annual Dividend per Share	180 yen	180 yen

FY2016 Reported Forecast: increased Core Earnings of 16-17 billion yen will offset accelerated R&D transformation costs1 and potential impacts of the ARIAD acquisition2

(billion yen)	Previous Forecast (Oct 28, 2016)	Revised Forecast (Feb 1, 2017)
Revenue	1,670.0	1,700.0
R&D Expenses	-310.0	-315.0
Operating Profit	135.0	135.0
Net Profit [3]	91.0	93.0
EPS	116 yen	119 yen
Exchange Rate (annual average)	1 US$=104 yen 1 euro=117 yen	1 US$=109 yen 1 euro=120 yen

[1]	The revised forecast includes costs related to the R&D transformation program of 47 billion yen in FY2016 (previous forecast was 40 billion yen). Total estimated costs for the program are unchanged at 75 billion yen (28 billion yen expected in FY2017).
[2]	Potential impacts to operating profit of approximately minus 9-10 billion yen are expected in FY2016 related to the acquisition of ARIAD Pharmaceuticals, Inc.
[3]	Attributable to the owners of the company

For more details on Takeda’s Q3 FY2016 YTD results and other financial information please visit http://www.takeda.com/investor-information/results/

About Takeda Pharmaceutical Company Limited

Takeda Pharmaceutical Company Limited is a global research and development-driven pharmaceutical company committed to bringing better health and a brighter future to patients by translating science into life-changing medicines. Takeda focuses its R&D efforts on oncology, gastroenterology and central nervous system therapeutic areas plus vaccines. Takeda conducts R&D both internally and with partners to stay at the leading edge of innovation. New innovative products, especially in oncology and gastroenterology, as well as our presence in Emerging Markets, fuel the growth of Takeda. More than 30,000 Takeda employees are committed to improving quality of life for patients, working with our health care partners in more than 70 countries. For more information, visit http://www.takeda.com/news.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The tender offer referred to in this press release is being made pursuant to a Tender Offer Statement on Schedule TO (containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer) filed by Takeda Pharmaceutical Company Limited (“Takeda”) and Kiku Merger Co., Inc. with the Securities and Exchange Commission (the “SEC”) on January 19, 2017, as amended from time to time. ARIAD Pharmaceuticals, Inc. (“ARIAD”) has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer on January 19, 2017, as amended from time to time. Investors and shareholders should read those filings carefully as they contain important information about the tender offer. Those documents may be obtained without charge at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained for free by contacting the information agent for the tender offer.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking information related to Takeda, ARIAD and the proposed acquisition of ARIAD by Takeda that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, anticipated earnings accretion and growth rates, Takeda’s and ARIAD’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Takeda and ARIAD, ARIAD’s products, ARIAD’s pipeline assets, and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of ARIAD’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Takeda’s common stock and on Takeda’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to sustain and increase the rate of growth in revenues for ARIAD’s products despite increasing competitive, reimbursement and economic challenges; whether and when any drug applications may be filed in any jurisdictions for any indications or any additional indications for ARIAD’s products or for ARIAD’s pipeline assets; whether and when the FDA or any other applicable regulatory authorities may approve any such applications, which will depend on its assessment of the benefit-risk profile suggested by the totality of the efficacy and safety information submitted; decisions by the FDA or other regulatory authorities regarding labeling and other matters that could affect the availability or commercial potential of ARIAD’s products and ARIAD’s pipeline assets; and competitive developments. Other factors that may cause actual results to differ materially include those set forth in the Tender Offer Statement on Schedule TO and other tender offer documents filed by Takeda and Kiku Merger Co., Inc.

Many of these factors are beyond Takeda’s control. Unless otherwise required by applicable law, Takeda disclaims any intention or obligation to update forward-looking statements contained in this document as the result of new information or future events or developments.

Contacts

Investor Relations Noriko Higuchi, +81-(0)3-3278-2306 noriko.higuchi@takeda.com	Media Relations Tsuyoshi Tada, +81 (0)3-3278-2417, tsuyoshi.tada@takeda.com

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